NO ACT

PE 12/21/2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025390

February 10, 2012

Timothy O'Grady
Sprint Nextel Corporation
Timothy.Ogrady@sprint.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-10-12

Re: Sprint Nextel Corporation
Incoming letter dated December 21, 2011

Dear Mr. O'Grady:

This is in response to your letter dated December 21, 2011 concerning the shareholder proposal submitted to Sprint by the Nathan Cummings Foundation. We also have received a letter from the proponent dated January 26, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Laura Campos
The Nathan Cummings Foundation
Laura.Campos@nathancummings.org

February 10, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sprint Nextel Corporation
Incoming letter dated December 21, 2011

The proposal requests that Sprint "publicly commit to operate its wireless broadband network in accordance with network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination."

We are unable to concur in your view that Sprint may exclude the proposal under rule 14a-8(i)(7). That provision allows the omission of a proposal that "deals with a matter relating to the company's ordinary business operations." In view of the sustained public debate over the last several years concerning net neutrality and the Internet and the increasing recognition that the issue raises significant policy considerations, we do not believe that Sprint may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE · NATHAN · CUMMINGS · FOUNDATION

January 26, 2012

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Sprint Nextel Corporation December 21, 2011 Request to Exclude Shareholder Proposal of The Nathan Cummings Foundation

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934, The Nathan Cummings Foundation (the "Proponent") submitted a shareholder proposal (the "Proposal") to Sprint Nextel Corporation ("Sprint" or the "Company"). The Proposal asks the Company to publicly commit to operate its wireless broadband network consistent with Internet network neutrality principles.

By letter dated December 21, 2011, Sprint stated that it intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2012 annual meeting of shareholders and asked for assurance that the staff would not recommend enforcement action if it did so. The Company argues that it is entitled to omit the Proposal in reliance on the ordinary business exculsion because the Proposal addresses the management of the Company's wireless broadband network. As discussed below in more detail, however, we demonstrate that the Proposal focuses on a significant policy issue; accordingly, the ordinary business exclusion does not apply and the Company's request should be denied.

The Proposal

The Proposal requests:

> the company publicly commit to operate its wireless broadband network consistent with Internet network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

Background

The Proponent has filed the Proposal with the Company because of the Internet's critical role in our economy and society. This conclusion is widely recognized and generally accepted, regardless of political perspective. Senate Minority Leader Mitch McConnell has stated on the floor of the Senate: "The Internet has transformed our society, our economy, and the very way we communicate with others. It's served as a remarkable platform for innovation at the end of the 20th century and now at the beginning of the 21st century."

A vital component of the Internet's continued success as a driver of economic growth (a matter that is critically important for widely diversified investors) and democratic principles is the commitment to what is known as network neutrality – the principle of non-discrimination with regard to Internet content. Federal Communications Chairman Julius Genachowski, quoting the inventor of the worldwide web Tim Berners-Lee, has said "A neutral communications medium is the basis of a fair, competitive market economy, of democracy, and of science."

That is why the Proponent believes it is essential for the Company to adopt and apply network neutrality principles to the fastest growing segment of the Internet: wireless networks. According to most experts, within a few years – perhaps as soon as 2015 - more than half of all Internet traffic will be via mobile communications devices. And that percentage will almost certainly grow in the years ahead.

As put forth in the Proposal, open and non-discriminatory access to the Internet via wireless networks is critical for all segments of our society and is needed to protect billions of dollars in economic activity generated by the Internet. Open and non-discriminatory access for content is also especially important for the economically disadvantaged, communities of color and the young, who rely on wireless access disproportionately when compared to more traditional consumer groups.

As widely diversified investors and shareholders in the Company, the Proponent believes it is critical for the Company to adopt principles that address the need for today's wireless Internet - and that of the future – to provide non-discriminatory and equal access for content. Our goal is not to micro-manage the Company's business or interfere with its day-to-day operations. Rather, as detailed below, we seek to give shareholders a vote and voice on a subject that has been – *and will continue to be* – perhaps the most critical telecom and free speech policy issue of our time.

The Proposal Focuses On Significant Policy Issue

Since 2006 many companies have argued that net neutrality is not a significant policy issue that warrants shareholder attention. Yet for many years, net neutrality was debated on the floor of the Senate and the House by leadership of both major political parties, was the subject of numerous Presidential (and presidential candidate) statements, and received over 100,000 comments on a rule-making at the Federal Communications Commission

(FCC). It was the focus of fierce and expensive lobbying campaigns by the major wireless providers, a plethora of bills in Congress, and an extraordinary amount of media attention.

In the year since the Staff last reviewed the issue, net neutrality has continued to be a consistent and hotly contested topic of policy debate in Washington, in the press, in academia, and in local communities throughout the country. The SEC even received a letter directly from U.S. senators Al Franken and Ron Wyden in March 2011 about the importance of net neutrality. That letter stated:

> No other telecommunications issue has generated the same amount of public debate, legislative and regulatory action, and media attention as net neutrality, especially if you look at the last six months, ...Whether the government will preserve and protect today's free and open Internet is the telecommunications and free speech issue of our time.[1]

And the debate has escalated in recent months. *Philadelphia Inquirer* business columnist Jeff Gelles, in a November 2011 article about net neutrality, described the intense public policy atmosphere, "as a battle thunders in Washington over what both sides - in a rare point of agreement - insist is at stake: the future of the Internet and the U.S. economy."[2] Conservative commentators have agreed. In a December 2011 article in the *San Francisco Examiner*, George Landrith, executive director of Frontiers for Freedom, asserted, "There are big stakes involved — not to mention the future of the Internet itself."[3] On December 27, 2011 the dean of the University of Nevada, Reno College of Business, Greg Mosier, wrote in the *Reno Gazette-Journal* of the importance of net neutrality and described how the

> public policy debate centers on "openness" of the Internet. There are concerns that any regulation to overcome bandwidth limitations will stifle next-generation innovation. Advocates on both sides include major corporate interests, as well as consumers. As in any good policy debate, there are no obvious "good guys and bad guys," but a realization that the direction taken could define an integral part of our economy and culture for years to come.[4]

Under virtually any measure of what constitutes a significant policy issue we believe the last several years have clearly demonstrated that net neutrality qualifies.[5] Despite a

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[1] http://wyden.senate.gov/newsroom/press/release/?id=db23b0c8-775d-4191-8bb1-69ad9127b605; http://blog.alfranken.com/2011/03/11/the-hill-franken-wyden-to-sec-allow-att-verizon-comcast-shareholders-to-vote-on-net-neutrality/; and http://thehill.com/blogs/hillicon-valley/technology/148661-franken-wyden-to-sec-allow-atat-verizon-comcast-shareholders-to-vote-on-net-neutrality

[2] http://www.philly.com/philly/columnists/jeff_gelles/133546568.html?viewAll=y

[3] http://www.sfexaminer.com/opinion/op-eds/2011/12/what-google-really-wants-net-neutrality

[4] http://www.rgj.com/article/20111228/COL0815/112280367/Greg-Mosier-UNR-Network-neutrality-U-S-markets-expression-

[5] As the commission has stated: "The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be

history of Staff decisions reaching a different conclusion, we respectfully urge the Staff to now reconsider and conclude that net neutrality is a significant policy issue.[6]

As we show below, net neutrality was a prominent and consistent issue in Congress throughout the year. After the Staff's February 2, 2011 decision, the House of Representatives voted to prohibit the FCC from using funds to carry out net neutrality regulations created in December 2010.[7] In March, AT&T's chief lobbyist testified on Capitol Hill about this House vote, commenting on the "protracted dispute over net neutrality regulation."[8]

This preliminary House vote led Republicans in the House and Senate to introduce a Joint Resolution in April 2011, under the rarely used Congressional Review Act, which would have prohibited the FCC from regulating how Internet service providers manage their broadband networks. In the debate over the Joint Resolution, California Representative Henry A. Waxman warned that "This is a bill that will end the Internet as we know it and threaten the jobs, investment and prosperity that the Internet has brought to America."[9]

In June, the debate took a new turn as Virginia Attorney General Kenneth T. Cuccinelli II announced plans to sue the FCC regarding net neutrality, calling the regulations the "most egregious of all violations of federal law."[10] On the opposite side of the issue, June also saw the Netherlands become the first country in Europe to establish net neutrality in national law by banning its mobile telephone operators from blocking or charging consumers extra for using Internet-based communications services. The European Commission and European Parliament had endorsed net neutrality guidelines earlier.[11]

A month later the Pew Internet & American Life Project issued the results of a major poll that highlighted, from a social policy perspective, why the issue of wireless network neutrality will be critical in coming months and years. According to its findings, "Smartphone owners under the age of 30, non-white smartphone users, and smartphone owners with relatively low income and education levels are particularly likely to say that

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subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release 34-40018 (May 21, 1998). In addition, the Staff has indicated that it considers a number of indicia when considering this question including the presence of widespread public debate, media coverage, regulatory activity, legislative activity and whether the issue has been a part of the public debate for a sufficient length of time.

[6] The Commission observed in 1998, in light of " changing societal views, the Division adjusts its view with respect to 'social policy' proposals involving ordinary business. Over the years, the Division has reversed its position on the excludability of a number of types of proposals, including plant closings, the manufacture of tobacco products, executive compensation, and golden parachutes." *Id.*

[7] http://voices.washingtonpost.com/posttech/2011/02/house_votes_to_stop_funds_for.html

[8] http://attpublicpolicy.com/government-policy/atts-cicconi-on-net-neutrality-before-congressional-hearing/

[9] http://www.nytimes.com/2011/04/09/business/media/09broadband.html

[10] http://www.washingtontimes.com/news/2011/jun/23/cuccinelli-goes-after-another-federal-regulation/

[11] http://www.nytimes.com/2011/06/23/technology/23neutral.html

they mostly go online using their phones." It found that almost a third of the "mostly cell" users lack any traditional broadband Internet access. The author of the report concluded, "For businesses, government agencies and nonprofits who want to engage with certain communities, they will find them in front of a four-inch screen, not in front of a big computer in their den."[12]

These findings demonstrated that access to the Internet (or, as Senate Minority Leader Mitch McConnell has put it, the technology that has "transformed our society, our economy, and the very way we communicate with others") for young and non-white smartphone users is increasingly happening on wireless networks. Consequently, if those young and non-white people are going to have meaningful access to the Internet, there need to be protections for wireless access. As a report by the research firm IDC indicated, Americans will access the Internet more on mobile devices than wireline devices by 2015.[13]

Later in July, ten Republican Senators sent a letter asking FCC Chairman Julius Genachowski to conduct a cost-benefit analysis of the FCC's network neutrality rules.[14]

In September, in what amounted to the beginning of a vigorous debate that lasted through the fall, the FCC formally published its net neutrality rules.[15] This step was greeted by two prominent criticisms in *Forbes Magazine*, a vigorous defense by Senator Jay Rockefeller, and ultimately by a federal lawsuit by Verizon arguing that the FCC lacked the authority to adopt the net neutrality rules.[16]

Noting the importance of the issue to national economic growth, Lowell McAdam, Verizon Communications chief executive, warned in September that investment in the telecoms sector could be curtailed should there be the risk of further regulation, such as net neutrality. "I think if you start regulating rates that can be charged in the free market

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[12] http://www.washingtonpost.com/business/economy/a-smartphones-proliferate-some-users-are-cutting-the-computer-cord/2011/07/11/gIQA6ASi9H_story.html?hpid=z3 and http://bits.blogs.nytimes.com/2011/07/11/smartphones-and-mobile-internet-use-grow-report-says/

[13] http://www.washingtonpost.com/blogs/post-tech/post/fccs-net-neutrality-rules-to-trigger-legal-hill-challenge/2011/09/13/gIQALFzlPK_blog.html?wprss=post-tech

[14] http://thehill.com/blogs/hillicon-valley/technology/173877-senate-gop-want-cost-benefit-analysis-of-net-neutrality-rules

[15] http://online.wsj.com/article/SB10001424053111903703604576587073700335538.html; http://www.reuters.com/article/2011/09/23/idUS350788123720110923; http://www.fool.com/investing/general/2011/09/23/fcc-publishes-net-neutrality-rules-likely-sparking.aspx; http://www.ibtimes.com/articles/219084/20110923/net-neutrality-fcc-verizon-metropcs-genachowski-robert-mcdowell-fcc.htm; http://www.csmonitor.com/Innovation/Horizons/2011/0923/Net-neutrality-rules-are-coming.-Here-s-why-they-matter

[16] http://www.forbes.com/sites/larrydownes/2011/09/26/the-true-cost-of-net-neutrality/; http://www.forbes.com/sites/scottcleland/2011/09/28/55/; http://thehill.com/blogs/hillicon-valley/technology/183831-rockefeller-defends-fccs-net-neutrality-rules; http://marketplace.publicradio.org/display/web/2011/10/04/tech-report-will-net-neutrality-be-killed-by-litigation/?refid=0; and http://online.wsj.com/article/SB10001424052970204138204576599130907172662.html

enterprise, people will begin to pull back on their capital investment and I think that's the worst thing that could happen to the US economy right now."[17]

In early October, the Institute for Policy Integrity at New York University School of Law took issue with that conclusion in its policy brief *Consumer Surplus and Net Neutrality*, describing:

> how a weakening of the principle of network neutrality might impact the Web. Based on an analysis of Internet usage, it finds that Internet infrastructure and content work together to generate huge economic benefits for consumers—possibly as much as $5,686 per user, per year.

The brief, written by three economists, went on to conclude, "Eliminating network neutrality, as some have proposed, may reduce incentives to invest in Internet content and infrastructure."[18]

Similarly, Professors from Notre Dame and the University of Florida published a study showing that "if net neutrality were abolished, ISPs actually have *less* incentive to expand infrastructure." They went on to state:

> If the goal of public policy is to expand broadband availability and reduce congestion, decision-makers should look beyond the immediate winners and losers and focus on the long-term consequences of their choices. Eliminating net neutrality will put a damper on investment in the Internet infrastructure that is likely to power a great deal of future innovation and growth — not exactly a recipe for maintaining the United States' position as the global technological and economic leader.[19]

Over the course of October and into November, network neutrality was vigorously debated in the Senate as the chamber took up the Congressional Review Act joint resolution which sought to kill the FCC net neutrality regulations. Obama Administration concern over the outcome of that debate was significant enough that the White House felt it necessary to issue a veto threat in defense of net neutrality on November 8th, stating:

> Today more than ever, the open Internet is essential to job creation, economic growth, and global competitiveness. The United States leads the world in the development of new Internet-based services and applications. An important element of this leadership is that the open Internet enables entrepreneurs to create new services without fear of undue discrimination by network providers. Federal policy has consistently promoted an Internet that is open and facilitates innovation and investment, protects consumer choice, and enables free speech.

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[17] http://www.ft.com/intl/cms/s/0/77df8d24-dafd-11e0-bbf4-00144feabdc0.html#axzz1XmfeaWxm
[18] http://policyintegrity.org/files/publications/Internet_Benefits.pdf
[19] http://gigaom.com/broadband/traffic-jams-isps-and-net-neutrality/

The Statement of Administration Policy concluded that this is "a critical part of the Nation's economic recovery. It would be ill-advised to threaten the very foundations of innovation in the Internet economy and the democratic spirit that has made the Internet a force for social progress around the world."[20]

It should not be a surprise that the White House thought this public policy debate was important enough to issue a veto threat. One poll this year showed that after hearing a description of net neutrality, voters strongly support it and staunchly oppose efforts to make it easier for ISPs to circumvent its principles. The survey found that more than three-out-of-four voters support net neutrality after hearing a description of it (76%), while 80% oppose proposed legislation that would allow ISPs to ignore its principles, including 59% who do so strongly.[21]

Senator Kerry argued in the Senate that net neutrality is critical to the business and economic innovation and development of our country; he also put it within the context of the Occupy Wall Street protests, stating:

> We are standing here trying to defend (net) neutrality. The other side is coming here and trying to create a new structure where the process will be gamed once again in favor of the most powerful. I mean, this is really part of the whole debate that's going on in America today about the 99% who feel like everything is gamed against them and the system is geared by the people who have the money and the people who have the power who get what they want.[22]

Putting it more succinctly, his fellow senator from Massachusetts, Republican Scott Brown, said, "Keeping the internet open and accessible is vital to the future of our economy, and is a bipartisan concern."[23]

On November 10, when the Senate failed to pass the Joint Resolution that would have stopped the FCC net neutrality regulations, the event received widespread media coverage.[24]

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[20] http://www.whitehouse.gov/sites/default/files/omb/legislative/sap/112/sapsjr6s_20111108.pdf
[21] http://www.publicknowledge.org/ATTMoPollSummary
[22] http://www.savetheinternet.com/blog/11/11/09/sen-kerrys-speech-protect-open-internet-threat - see also "Media Justice and the 99 Percent Movement - How net neutrality helped Occupy Wall Street" http://www.fair.org/index.php?page=4440
[23] http://politicalnews.me/?id=9889
[24] http://online.wsj.com/article/SB10001424052970204224604577030133809162386.html
http://tech.fortune.cnn.com/2011/11/11/what-next-for-net-neutrality/
http://www.washingtonpost.com/blogs/post-tech/post/senate-votes-against-net-neutrality-killer/2011/11/10/gIQAdScC9M_blog.html?wprss=post-tech
http://www.latimes.com/business/la-fi-net-neutrality-20111111,0,3415946.story
http://opinion.latimes.com/opinionla/2011/11/technology-net-neutrality-rules-survive-for-now.html
http://bostonglobe.com/news/nation/2011/11/10/democrats-reject-gop-bid-repeal-net-neutrality/JUXWEC9aeLPOoNQaaLSxoK/story.html
http://www.boston.com/Boston/politicalintelligence/2011/11/partisanship-erupts-over-net-neutrality/7tbujufJly1caH15PPkt4O/index.html
http://www.npr.org/blogs/thetwo-way/2011/11/10/142219755/net-neutrality-survives-republican-challenge

But the November vote was not the end of the ongoing policy debate. In December, Tennessee Representative Marsha Blackburn introduced legislation that would limit the FCC's ability to impose net neutrality conditions on wireless companies that purchase spectrum leases at auction.[25] On the Senate side, the debate was arguably even more vigorous: in mid-December Texas Senator Kay Bailey Hutchison asserted that through the FCC's net neutrality rules the Administration was exhibiting a "fundamental disregard of the Constitution."[26]

The debate is sure to continue in media outlets around the country. In Oregon, the statewide *Oregonian* newspaper recently published an article about the state's only Republican Congressional representative, with the headline "Greg Walden in middle of fight over 'net neutrality' and communications regulation."[27] The *San Francisco Chronicle Business Insider*, in its year-end wrap up of technology policy ("The Dumbest Tech Bills Congress Introduced In 2011) featured net neutrality legislation prominently.[28]

As we look ahead to 2012, these issues will continue to be debated. Lawsuits brought by Verizon and a number of public interest groups against the FCC regarding net neutrality rules will attract significant attention and add fuel to the debate as they move through litigation.

What's clear is that network neutrality is, and will continue to be, a critical and consistent issue of public policy debate for many years to come. Evidence of that is a request for academics to submit papers for a publication entitled "Net Neutrality 2012." Its editor, Professor Zack Stiegler of Indiana University of Pennsylvania, outlines the tone of the publication[29]:

> Network neutrality ("net neutrality") is perhaps the most contentious media policy issue in recent history, raising serious questions about access, control, expression, and regulation online. The FCC's Open Internet Initiative yielded heated debate among consumers, ISPs, politicians and the technology industry. Although the FCC officially adopted its net neutrality policy in December of 2010, the issue is

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http://www.foxnews.com/politics/2011/11/10/senate-rejects-gop-bid-to-overturn-net-neutrality-internet-rules/
http://www.theatlantic.com/technology/archive/2011/11/senate-blocks-resolution-to-overturn-net-neutrality-rules/248279/
http://blog.chron.com/txpotomac/2011/11/texmessage-hutchison-says-obama-wants-to-over-regulate-the-internet/
http://www.guardian.co.uk/media-tech-law/video/the-importance-of-net-neutrality-video?newsfeed=true
http://news.bbc.co.uk/democracylive/hi/europe/newsid_9636000/9636690.stm

[25] http://thehill.com/blogs/hillicon-valley/technology/198245-democrats-slam-republicans-over-anti-net-neutrality-provision

[26] http://dailycaller.com/2011/12/11/senator-internet-regulation-%E2%80%98a-fundamental-disregard-of-the-constitution%E2%80%99-video/

[27] http://www.oregonlive.com/mapes/index.ssf/2011/12/greg_walden_in_middle_of_fight.html

[28] http://www.businessinsider.com/congresss-stupidest-technology-bills-that-would-ruin-the-internet-2011-12#ixzz1hNz3jDQy

[29] http://www.wikicfp.com/cfp/servlet/event.showcfp?eventid=20036&copyownerid=32901

far from resolved, with conservative critics decrying the policy as overbearing governmental regulation, while consumer groups argue that the FCC's policies don't go far enough in protecting Internet openness.

And as if to make the point most directly, in early December Verizon's decision to ask Google to remove an app from a new Android wireless phone highlighted the net neutrality debate in a very specific example. The *Los Angeles Times* wrote in a December 7th editorial, "By asking Google to remove an app from a forthcoming phone for its network, Verizon Wireless has rekindled the debate over a compromise in the Federal Communications Commission's Net neutrality rules that Google and Verizon helped broker."[30]

On December 19th, the Director of the Center for Internet and Society at Stanford Law School, Barbara van Schewick, formally asked the FCC to investigate Verizon's alleged blocking of Google Wallet. Professor van Schewick told the Commission that if Google can be blocked, "every mobile innovator and investor in the country will know that they are at the mercy of the carriers."[31]

As demonstrated above, the issue has been the subject of widespread public debate, media coverage, regulatory activity, and legislative activity for at least four years. The issue shows no signs of subsiding in the wake of the FCC Order. The public debate will continue in court, in Congress, at the FCC, in academia, in the traditional news media and online. It is the most significant public policy issue confronting the Company right now and for that very reason it is appropriate for shareholder consideration.

The Proposal Does Not Seek To Micro-manage the Company

The Company also essentially argues that the Proposal should also be excluded because managing Internet access is a complex business and that the Proposal seeks to micro-manage these intricate activities. The SEC explained in the 1998 Release that proposals are not permitted to seek "to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

In the 1998 Release, the Commission cited favorably to *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993) when discussing how to determine whether a proposal probed too deeply into matters of a

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[30] http://opinion.latimes.com/opinionla/2011/12/technology-will-google-wallet-ever-open-on-verizon-phones.html
[31] http://blogs.law.stanford.edu/newsfeed/2011/12/19/net-neutrality-scholar-barbara-van-schewick-urges-fcc-to-investigate-verizons-blocking-of-google-wallet/

complex nature. In *ACTWU*, the court was addressing the ordinary business exclusion in the context of employment discrimination at a retailer. The court concluded that the following request did not probe too deeply into the company's business:

> 1. A chart identifying employees according to their sex and race in each of the nine major EEOC defined job categories for 1990, 1991, and 1992, listing either numbers or percentages in each category.
>
> 2. A summary description of any Affirmative Action policies and programs to improve performances, including job categories where women and minorities are underutilized.
>
> 3. A description of any policies and programs oriented specifically toward increasing the number of managers who are qualified females and/or belong to ethnic minorities.
>
> 4. A general description of how Wal-Mart publicizes our company's Affirmative Action policies and programs to merchandise suppliers and service providers.
>
> 5. A description of any policies and programs favoring the purchase of goods and services from minority- and/or female-owned business enterprises.

Under this standard the issue of network neutrality on the company's wireless networks is very appropriate for shareholder consideration. And the manner in which the proposal seeks to address it is similarly proper. For example, the proposal in *Halliburton Company* (March 11, 2009), which was not omitted and which sought relatively detailed information on political contributions, included the following resolve clause:

> **Resolved**, that the shareholders of Halliburton Company ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:
>
> 1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.
>
> 2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

a) An accounting of the Company's funds that are used for political contributions or expenditures as described above;

b) Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and

c) The internal guidelines or policies, if any, governing the Company's political contributions and expenditures

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

Or consider the identical proposals in *Chesapeake Energy Corp.* (April 13, 2010), *Ultra Petroleum Corp.* (March 26, 2010), *EOG Resources, Inc.* (Wednesday, February 3, 2010) and *Cabot Oil & Gas Corp.* (January 28, 2010), which passed muster under the micro-management standard. This proposal requested a report on:

the environmental impact of fracturing operations of Chesapeake Energy Corporation; 2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing; 3. other information regarding the scale, likelihood and/or impacts of potential material risks, short or long-term to the company's finances or operations, due to environmental concerns regarding fracturing.

Also of relevance to this discussion is a series of proposals pertaining to banking and finance which sought a "policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated," *JPMorgan Chase & Co.* (March 19, 2010), *Bank of America Corp.* (February 24, 2010), *Citigroup Inc.* (February 23, 2010). Arguably, derivatives trading and the sophisticated financial instruments involved in that market constitute one of the most complicated modern businesses on the planet today.

We also observe that shareholders have been permitted to consider proposals that focus on nuclear power generation, probably one of the most complex and technically demanding businesses from an environmental perspective - e.g. *Public Service Enterprise Group Inc.* (February 17, 1998), *Northern States Power Co.* (February 9, 1998), *Carolina Power & Light Co.* (March 8, 1990).

Finally, in *Wal-Mart Stores, Inc.* (March 31, 2010) the Staff permitted a proposal that asked the company to require its chicken and turkey suppliers to switch to animal welfare-friendly controlled-atmosphere killing. Wal-Mart has one of the most far-reaching and complex supply chains of any global business. Thus, while it may be complicated, shareholders can appreciate those complexities as they evaluate a proposal and make a reasonably informed decision about its implications for the company.

From these and many other examples, it is clear that shareholders have been deemed able to consider the merits of some very complex and multifaceted business issues. The Proposal we have filed with the Company is certainly within the parameters defined by these other cases. It is in fact a much simpler and more direct request of the Company.

Internet network management involves no greater complexity than operating a nuclear power plant, hydro-fracturing, derivatives trading, or managing the logistics of a global supply chain. And shareholders have been able to address proposals focused on issues involving the extraordinarily dangerous pressures of nuclear power generation; the famously complex requirements of the Internal Revenue Code; the societal struggles with affirmative action policies; the logistical intricacies and pressures of the global just-in-time supply chain web; and the multi-jurisdictional demands of some of the most complex regulatory structures in the nation designed to protect the quality of our water, air and soil.

The record is clear: in the past, shareholders have been deemed well-suited to consider proposals that would impact how companies navigate complex matters. Our Proposal is no different. We are asking the Company to operate its wireless network consistent with network neutrality principles and we provide a reasonable level of detail about what that means. Yes, the Internet is complicated, as is operating a wireless network, but the Company has not demonstrated that it is any more complex than any of the precedent businesses just described.

As important, the Proposal does not seek to delve into the details of the Internet or the operating requirements of a wireless network. A complex proposal would have gone into the details of network administration. The Proposal, however, is actually exactly the opposite because it requests that the Company operate its network consistent with the principle that it should treat all packets in a non-discriminatory fashion. A complex proposal would have called for treating video packets in one manner, audio packets in another, peer-to-peer protocols in another, and email in yet another way. That would have required the Company to implement technologies to discriminate one packet from another. But we have done the opposite by simply asking the company to treat all packets the same – i.e., the principle of non-discrimination described by the term network neutrality.

Including the terms "consistent" and "principles" goes a long way in this case to ensure that we are not micro-managing the Company. By requesting that the Company operate its wireless network *consistent* with network neutrality principles the Proposal clearly affords management leeway to operate its network in whatever manner necessary so long as it is in harmony with network neutrality principles. Similarly, the use of the term "principles" indicates that we are referring to a body of understanding regarding non-discrimination and neutral routing.

We therefore respectfully request that the Staff conclude that the Company has not met its burden of establishing that the Proposal seeks to micro-manage the Company.

* * * *

If you have any questions or need anything further, please do not hesitate to call me at (212) 787-7300. The Foundation appreciates the opportunity to be of assistance in this matter.

Very truly yours,

Laura Campos
Director of Shareholder Activities

cc: Timothy O'Grady at Aisha.Reynolds@sprint.com
Vice President – Securities & Governance
Sprint Nextel Corporation

Sprint

Sprint Nextel
6200 Sprint Parkway,
Overland Park, Kansas 66251
KSOPHF0302-3B679
Office: (913) 794-1513

Timothy O'Grady
Vice President - Securities & Governance

VIA ELECTRONIC MAIL

December 21, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Sprint Nextel Corporation – Omission of Shareholder Proposal from the Nathan Cummings Foundation

Ladies and Gentlemen:

The purpose of this letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, that Sprint Nextel Corporation (the "Company" or "Sprint Nextel") intends to omit from its proxy statement and form of proxy for the 2012 annual meeting of its shareholders (the "2012 Proxy Materials") the shareholder proposal and supporting statement attached hereto as Exhibit A (the "Shareholder Proposal"), which was submitted by the Nathan Cummings Foundation (the "Proponent").

Sprint Nextel believes that the Shareholder Proposal may be excluded from our 2012 Proxy Materials pursuant to Rule 14a-8(i)(7) because it deals with matters relating to its ordinary business operations. Sprint Nextel hereby respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if it excludes the Shareholder Proposal from its 2012 Proxy Materials.

In accordance with Rule 14a-8(j), we are submitting this letter not later than 80 days prior to the date on which we intend to file definitive 2012 Proxy Materials. Pursuant to Staff Legal Bulletin 14D (November 7, 2008), we are transmitting this letter via electronic mail to the Staff in lieu of mailing paper copies. We are also sending a copy of this letter to the Proponent as notice of Sprint Nextel's intent to omit the Shareholder Proposal from its 2012 Proxy Materials.

I. The Shareholder Proposal

On November 29, 2011, Sprint Nextel received a letter from the Proponent containing the following proposal:

> Resolved, shareholders request that the company publicly commit to operate its wireless broadband network in accordance with network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.

II. ANALYSIS

A. *The Proposal May Be Omitted Under Rule 14a-8(i)(7) Because It Deals With a Matter Relating to Sprint Nextel's Ordinary Business Operations*

The Shareholder Proposal seeks to restrict how Sprint Nextel operates its wireless broadband network. Providing a wireless network that provides customers' mobility is an essential part of Sprint Nextel's business. Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). This general policy reflects two central considerations: (1) "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight," and (2) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." See 1998 Release. Sprint Nextel believes that these policy considerations clearly justify exclusion of the Shareholder Proposal. The way Sprint Nextel operates its wireless mobility infrastructure is an intricate part of its day-to-day business operations. In addition, it is precisely the type of "matter of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

B. *The Staff has Consistently Granted No Action Relief on Similar Proposals*

As recently as February of this year, the Staff permitted AT&T, Inc. to exclude an identical proposal under rule 14a-8(i)(7), noting that the proposal related to AT&T's network management practices. *AT&T Inc.*, (February 2, 2011, *recon. denied* March 4, 2011). Moreover, the Staff has granted no action relief on proposals that called for a report by the board of directors on the merits of the board publicly adopting a set of guidelines on net neutrality. See *Sprint Nextel Corporation*, (March 12, 2010) and *Verizon Communications, Inc.*, (March 2, 2010). The Stockholder Proposal goes beyond asking for a report and seeks to compel management to adopt a specified set of wireless network management practices and to conduct the Company's day-to-day business operations in the manner prescribed by the Proponent. The Stockholder Proposal would impede management's ability to run the company and probes too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. As discussed below the operation of Sprint Nextel's mobile wireless broadband network is not an appropriate matter for shareholder action.

C. *The Proposal, by Its Very Terms, Relates to Sprint Nextel's Ordinary Business Operations – Its Network Operation*

Providing a mobile wireless broadband network to customers is a core part of Sprint's day-to-day business operations. The Shareholder Proposal seeks to limit management's ability to provide network services by requiring the Company to "commit to operate its wireless broadband network consistent with network neutrality principles." The management of the Company's mobile wireless broadband network is an integral part of the Company's day-to-day business operations and should not be subject to direct shareholder oversight. Network management ensures fair use of the Internet and fair access to the common resources of any specific network by all. There are limits to the capacity of any network, and in particular wireless networks. The actions of one end-user on a mobile wireless network can impact the ability of all other end-users in the same area to use the Internet at all. In these circumstances, carriers like Sprint Nextel must exercise reasonable network management techniques to ensure that the service offered is of reasonable quality for all end-users. If network operators are prohibited from addressing the manner in which an application or class of applications impacts a network, the result will not be an increase in the openness of the Internet; it will be quite the contrary. All users' access will be decreased due to poor performance, increased cost of service, and diversion of resources from deployment.

Sprint Nextel's network management philosophy is "One-for-All" not "All-for-One." That is One Network for all to use, not one network for one user or some very small group of users to abuse. Mobile wireless networks rely upon spectrum, a scarce resource that cannot be readily expanded. Each sector of each cell site has limited capacity to be distributed among all end-users within the coverage area of that cell site. If one customer draws significant resources from that cell site, then other customers within that coverage area will receive either slower connections or will be dropped altogether.

Moreover, Sprint Nextel offers customers more than simple mobile access to the Internet. Sprint Nextel provides mobile private voice and data networks that allow customers, among other things, to reach the public Internet. However, Sprint Nextel also offers mobile private data services, such as Sprint Nextel private web pages that are not "on the Internet" or even accessible from the Internet. These pages allow our customers to access their subscription, receive Sprint Nextel specific information, and make purchases, such as ring tones for their phones, all as part of their basic plan with Sprint Nextel. Sprint Nextel has a legitimate right to protect these data services and ensure that they are accessible by all customers as a part of their service package.

Sprint Nextel's stance on Internet network management practices is the result of its unique product plans, service offerings, position in the marketplace and assessment of the legislative landscape. The complexity of this debate, therefore, makes it an improper topic for action by shareholders at an annual meeting. It is the type of proposal condemned by the 1998 Release - one that "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Shareholder Proposal would require the Company to operate its mobile wireless broadband network as a neutral network with a neutral routing. The Company would be required not to privilege, degrade or prioritize any packet transmitted over its mobile wireless infrastructure based on source, ownership or destination. Sprint Nextel's position on its network management practices depends on an intricate knowledge of its business strategies, product and service plans, and marketplace position. Sprint Nextel has been intimately involved in the processes surrounding Internet network management practices and net neutrality for many years. Shareholders are simply not in a position to dictate the company's policy on complex questions of business, technology advancement, policy, and regulation. This activity properly is reserved for the company's management.

D. *The Federal Communications Commission ("FCC") Recognizes the Complex Nature of Regulating Wireless Internet Network Management*

The FCC has recognized that rapidly evolving nature of mobile wireless broadband services. In the FCC's view, mobile broadband is at an earlier stage of development than fixed broadband. In the Matter of Preserving the Open Internet, Broadband Industry Practices, FCC 10-201, GN Docket No. 09-191, WC Docket No. 07-52 (2010). Not only is mobile wireless broadband at an earlier development stage, but it also currently has less overall capacity for delivery of advanced Internet services, like streaming video, than fixed broadband services. As a result, the FCC has applied different standards for mobile wireless and fixed broadband providers. *Id.* The Shareholder Proposal would impede our ability to respond to and implement our network management processes.

E. ***The Staff has Previously Declined to Identity Net Neutrality as a Significant Policy Issue.***

The Staff has consistently declined to identify net neutrality as a significant policy issue. Earlier this year the Staff stated, "although net neutrality appears to be an important business matter for AT&T and the topic of net neutrality has recently attracted increasing levels of public attention, we do not believe that net neutrality has emerged as a consistent topic of widespread public debate such that it would be a significant policy issue for purposes of rule 14a-8(i)(7)." *AT&T, Inc.*, (February 2, 2011). The Proponent has failed to describe any changes that have taken place that would warrant overturning the Staff's established precedent. The Shareholder Proposal only asserts that net neutrality impacts the public. The mere fact that a proposal touches upon a matter with public policy implications does not remove it from the category of ordinary business. Previous no-action letters issued by the Staff demonstrate the applicability of Rule 14a-8(i)(7) depends largely on whether implementing the proposal would have broad public policy impacts outside the company, or instead would deal only with matters of the company's internal business operations, planning and strategies. The Staff has repeatedly expressed its view that Internet network management practices and policy positions on net neutrality are not a significant policy issue that is an appropriate subject for a shareholder proposal. See *Sprint Nextel Corporation*, (March 12, 2010), *Verizon Communications, Inc.*, (March 2, 2010), *Comcast Corporation*, (March 18, 2010). There have been no significant developments sufficient to elevate the topic of net neutrality to the level of "consistent topic of widespread public debate" such that it should be considered a significant policy issue.

III. Conclusion

Sprint Nextel believes that the Proposal may be omitted from the 2012 Proxy Materials pursuant to (1) Rule 14a-8(i)(7) because mobile wireless broadband network management is within the scope of Sprint Nextel's ordinary day-to-day business operations. Sprint Nextel respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Sprint Nextel if it omits the Proposal in its entirety from its 2012 Proxy Materials.

If you have any questions with respect to this matter, please telephone me at (913) 794-1513 or you may contact Aisha Reynolds at (913) 315-1620 or email her at Aisha.Reynolds@sprint.com.

Very truly yours,

Tim O'Grady

Timothy O'Grady
Vice President – Securities & Governance

Enclosures

cc: Laura Campos, Nathan Cummings Foundation

EXHIBIT A

WHEREAS:

The open (non-discriminatory) architecture of the Internet is critical to the prosperity of our economy and society. Non-discrimination principles are commonly referred to as "network neutrality" and seek to ensure equal access and non-discriminatory treatment for all content.

As President Obama has pointed out, an open Internet plays a pivotal role in solving critical national problems and is necessary "to preserve the freedom and openness that have allowed the Internet to become a transformative and powerful platform for speech and expression." Network neutrality rules are also needed to, "facilitate the growth of the Internet and give private companies the correct incentives to continue investing in this significantly valuable good," according to a January 2010 report by the Institute for Policy Integrity at New York University. This report and others find that an open Internet accounts for billions of dollars of value for the economy.

In 2010, the Federal Communications Commission approved network neutrality rules in order to preserve the free and open nature of the Internet. However, wireless networks (the fastest growing segment of the internet) are exempt from certain portions of the rules.

Open Internet policies on wireless networks have particular importance for minority and economically disadvantaged communities. People of color access the Internet via cell phones at a much greater rate than their white counterparts, according to a report by the Pew Internet & American Life Project. According to Pew, "Smartphone owners under the age of 30, non-white smartphone users, and smartphone owners with relatively low income and education levels are particularly likely to say that they mostly go online using their phones." Colorofchange.org, an organization representing African-Americans, has declared that, "The digital freedoms at stake are a 21st century civil rights issue."

In addition to having beneficial social implications, we believe that operating its wireless networks in accordance with network neutrality principles can be advantageous for our company. For instance, a commitment to an open, neutral wireless network will encourage application developers to bring new products to the Sprint platform, attracting new customers and creating new opportunities to share revenue with developers. The greater the number of applications and uses of a wireless device, the more attractive it becomes to consumers. Furthermore, by committing to network neutrality, our company could avoid significant costs associated with monitoring applications and Internet traffic. Similarly, committing to network neutrality could allow our company to avoid the risk of indirect liability and regulation associated with assertions of control over traffic.

Resolved, shareholders request that the company publicly commit to operate its wireless broadband network in accordance with network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.